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                         HIGHAM, MCCONNELL & DUNNING  LLP
                                 ATTORNEYS AT LAW

                           15  ENTERPRISE,   SUITE 360
                     ALISO  VIEJO,   CALIFORNIA   92656-2655
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TELEPHONE:  (949) 900-4400  o FACSIMILE: (949) 900-4401  o WEBSITE: www.hmdlaw.com
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                                January 25, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-06
Washington, D.C.  20549-1004
Attention:  Peggy Fisher, Assistant Director, Electronics and Machinery
            Russell Mancuso, Branch Chief

          Re: e.Digital Corporation - Response to Comment Letter dated January 7, 2005; File No. 333-121546

Ladies and Gentlemen:

         This letter is being provided to you on behalf of e.Digital Corporation (the "Company"), in connection with Registration Statement on Form S-3 (File no. 333-121546), filed by the Company on December 22, 2004 (the "Registration Statement"). By letter dated December 30, 2004, the staff acting on behalf of the Commission informed the Company that it had reviewed the Registration Statement to determine whether the Registration Statement had been filed on the appropriate form and issued the following comment:

                  "It appears that the registrant does not meet the requirements for registration of securities for resale under Instruction I.B.3 of Form S-3. Note that the Over-the-Counter Bulletin Board does not qualify as a national securities exchange or automated quotation system. See July 1997 Division of Corporation Finance Manual of Publicly Available Telephone Interpretations H.54. Please revise your filing accordingly."

         On behalf of the Company, we advised the staff by letter dated January 6, 2005 that the Company was not relying upon Instruction I.B.3 to support its use of Form S-3 but, rather, Instruction I.B.4(a)(3) which expressly permits use of Form S-3 to register securities to be offered upon "conversion of outstanding convertible securities or the exercise of outstanding warrants" without any listing requirement.

Securities & Exchange Commission
January 25, 2005
Page 2

         On January 7, 2005, the staff on behalf of the Commission responded to our letter as follows:

                  "We have received your response to our December 30, 2004 comments. Please note that Form S-3 General Instruction I.B.4(a)(3) applies to registration statements filed to register conversion transactions. By contrast, your filing appears to be registering shares for resale by selling stockholders. Therefore, we reissue our December 30 comment."

         Given the apparent clarity of General Instruction I.B.4(a)(3) and the seeming lack of outstanding precedent, we respectfully request that the staff reconsider the foregoing comment and permit the Company to utilize Form S-3 to register securities to be offered from time-to-time upon conversion of outstanding convertible securities or the exercise of outstanding warrants, pursuant to Rule 415(a)(1)(iii)-(iv) under the Securities Act of 1933, as amended (the "Securities Act").

         I.       Background.

         The shares of common stock described in the Registration Statement are issuable upon conversion of outstanding shares of Series EE preferred stock and the exercise of outstanding warrants issued in connection with the Company's Series EE preferred stock and 12% Subordinated Promissory Note financings. The securities had been acquired from the Company on or about July 1, 2004 and November 30, 2004, respectively, in private transactions pursuant to Rule 506 of Regulation D and are considered "restricted securities" under the Securities Act.

         II.      Form S-3 Eligibility Requirements.

         General. Instruction I. of the General Instructions sets forth the "Eligibility Requirements For Use of Form S-3." Instruction I. provides that "[a]ny registrant which meets the requirements of paragraph A. below ("Registrant Requirements") may use this form for the registration of securities under the Securities Act of 1933 which are to be offered in any transaction specified in paragraph B. below ("Transaction Requirements"), provided that the requirements applicable to the specified transaction are met." (Emphasis added.)

         Registrant Requirements. Inasmuch as the Company (i) is organized under the laws of the State of Delaware, (ii) has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act or 1934 (the "Exchange Act"), (iii) has been subject to the requirements of Section 12 of the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) for a period in excess of twelve calendar months immediately preceding the filing and (iv) has not failed to pay any dividend or defaulted on any indebtedness or long-term lease payment material to the financial position of the registrant, it has met each of the applicable Registrant Requirements specified by paragraph A. of Instruction I.

Securities & Exchange Commission
January 25, 2005
Page 3

         Transaction Requirements. Paragraph B. of Instruction I sets forth the Transaction Requirements. This paragraph provides that "[s]ecurities offerings meeting any of the following conditions and made by a registrant meeting the Registrant Requirements specified in I.A above may be registered on this form." (Emphasis added.) Subparagraph 4(a) of Instruction I.B. specifically lists securities to be offered "[u]pon the conversion of outstanding convertible securities or the exercise of outstanding warrants" as a transaction for Form S-3 eligibility purposes. The requirements applicable to the specified transaction are specified in Subparagraphs 4(b) and (c) were met by delivery of the specified information to the selling shareholders at the time of their initial investment. The requirements applicable to the transaction specified in Subparagraph 4(a) do not include either (i) a market capitalization requirement comparable to that specified in Instruction I.B.1 or (ii) a listing requirement comparable to that specified in Instruction I.B.3 and according to the General Instructions it would be inappropriate to impose any requirement other than the requirements "applicable to the specified transaction."

         III.     Legal Analysis.

         The Company has met the "Registrant Requirements" for use of Form S-3 listed under I.A. and also appears to have met the "Transaction Requirements" specified under Section I.B.4 (a)(3). Accordingly, it is our belief that the Company may use Form S-3 for the registration of its securities. This belief is supported by the clarity of the aforementioned General Instructions which expressly permit use of Form S-3 to register securities to be offered "[u]pon the conversion of outstanding convertible securities or the exercise of outstanding warrants," which is the case here. The fact that the Company does not have a market capitalization in excess of $75 million or securities listed on a national securities exchange or quoted on an automated quotation system of a national securities association is not germane to the "Transaction Requirements" specified under Section I.B.4 (a)(3) and should not be raised as an issue or be an impediment to effectiveness.

         Alternatively, in the event that you are unable to conclude that the above-described transaction is a "conversion transaction" as contemplated under
Section I.B.4 (a)(3), we believe that the Company would still be entitled to use Form S-3 to register the primary issuance of underlying common stock [pursuant to Rule 415(a)(1)(iii)-(iv) under the Securities Act] that may occur from time-to-time upon the conversion of outstanding convertible securities or the exercise of outstanding warrants. Although the exemption from registration for exchange transactions provided by Section 3(a)(9) would typically be relied upon to avoid registration, it is our belief that the foregoing would nonetheless constitute a registerable conversion transaction consistent with the transaction requirements of Section I.B.4 (a)(3). Since the foregoing necessarily will require the Company to amend the Registration Statement, we seek your guidance (pre-filing) that such amendment if submitted will be acceptable to you.

Securities & Exchange Commission
January 25, 2005
Page 4

         IV.      Conclusion.

         Based upon the foregoing facts and analysis, we believe that the staff's prior comments on behalf of the Commission are distinguishable and/or not applicable and that the Company is eligible to use Form S-3 in connection with the instant offering. If you should have any questions regarding this letter, or if you should require any additional information, please do not hesitate to call the undersigned at (949) 900-4400. We would appreciate it if you would advise us as soon as possible in the event that you conclude that you are unable to concur with any of the opinions expressed in this letter and, in any event, prior to issuing a written response declining to agree with any such conclusion.

                                               Very truly yours,

                                               HIGHAM, McCONNELL & DUNNING LLP


                                               /s/Curt C. Barwick
                                               Curt C. Barwick, Esq.


cc:      Eduardo Aleman, Esq. (via - facsimile)